Union Square Advisors, LLC

SEA 15c3-3 EXEMPTION REPORT

FOR THE YEAR ENDING DECEMBER 31, 2025

Union Square Advisors, LLC is a registered broker-dealer subject to Rule 17a5 as promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C>F>R> 240.15c3-3, and

2. The Company is filing the Exemption Report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. 240.17a5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing capital raising or financing activities, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Edward R. Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

By: *Edward R. Smith*

5D33EB4E9E16448...

Chief Compliance Officer

Date: 2/23/2026

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